VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 JUL 10 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 July 2007

[redacted]

07025084

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Psiron Ltd

Re: ~~**Viralytics Limited**~~
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

The Secretary
Viralytics Limited
C/- McCullough Robertson
Level 11
66 Eagle Street
Brisbane
4000

Dear Sirs

I enclose for your information an ASIC Form 605 and an ASIC Form 603 accompanied by a certified copy of the relevant agreement as required by subsection 671B(4) of the *Corporations Act* 2001.

Yours faithfully

C. A. Gye
Sole Director
Troubleproof Land Pty Ltd

T21315_PLS.wpd

Form 605

Corporations Act 2001
Section 671B

RECEIVED

2007 JUL 10 P 3:15

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Viralytics Limited

ACN/ARSN: 010 657 351

1. Details of substantial holder(1)

Name: Troubleproof Land Pty Ltd

ACN/ARSN (if applicable): 126 275 974

The holder ceased to be a substantial holder on: 29 /06 /07

The previous notice was given to the company on: 02 /07 /07

The previous notice was dated: 02 /07 /07

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
See	Annexure A				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name: Clement Anthony Gye   capacity: Director

sign here: [signature]   date: 02 / 07 /07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

TO: Viralytics Limited ACN 010 657 351

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
29.06.07	Troubleproof Land Pty Ltd ACN 126 275 974	Off market transfer	351,470 shares in CBio Limited ACN 094 730 417	19,330,483	8.03%

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Troubleproof Land Pty Ltd ACN 126 275 974	Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
CBio Limited ACN 09 730 417	Brisbane Technology Park, 85 Brandl Street, Eight Mile Plains
Viralytics Limited ACN 010 657 351	C/- McCullough Robertson Lawyers, level 11, 66 Eagle Street, Brisbane, Qld, 4000

This is annexure A of 1 page referred to in form 605 Notice of Ceasing to be a Substantial Holder.

Signed: ______________________

Name: Clement Anthony Gye

Dates: 2 July, 2007

SHARE PURCHASE AGREEMENT

DATED the 27th day of June, 2007

BETWEEN

CBIO LIMITED ACN 094 730 417

AND

TROUBLEPROOF LAND PTY LTD ACN 126 275 974

I Certify This to be a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE **4000**

Tel: (07) 3004 8888
Fax: (07) 3004 8899

TABLE OF CONTENTS

THIS SHARE PURCHASE AGREEMENT is made the 29th day of June, 2007

BETWEEN:	**CBIO LIMITED ACN 094 730 417** of 85 Brandl Street, Eight Mile Plains, Brisbane, Queensland.
AND:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974** of level 5, 6-10 O'Connell Street, Sydney, NSW,2001

WHEREAS:

A. The Vendor is the beneficial owner of the VLA Shares, and is entitled to be registered as the owner of the VLA Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the VLA Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. DEFINITIONS

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
CBio Shares:	Ordinary voting shares in the capital of the Purchaser, to be issued to the Vendor in consideration for the acquisition of the VLA Shares.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Mortgage:	the Mortgage granted by the Vendor over the VLA Shares, a copy of which it has provided to the Purchaser.
Purchaser (or CBio):	**CBIO LIMITED ACN 094 730 417**
VLA Shares:	19,330,843 shares in the capital of the Company.
Vendor:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974.**

2. INTERPRETATION

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. SALE AND PURCHASE

3.1 Subject to the terms of this Agreement the Vendor shall sell the VLA Shares and the Purchaser shall purchase the VLA Shares, on the Completion Date:-

(a) subject to the Mortgage, but otherwise free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. CONSIDERATION

4.1 In consideration for the purchase of the VLA Shares, the Purchaser shall issue to the Vendor one (1) CBio Share for every fifty-five (55) VLA Shares the subject of this Agreement.

5. PRE-EMPTION

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the VLA Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the VLA Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. COMPLETION

6.1 Completion shall take place at Brisbane on the Completion Date.

7. ACTION AT COMPLETION

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the VLA Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5;

(d) a copy of the Mortgage;

(e) the written consent of the mortgagee to the transfer of the VLA Shares.

7.2 On Completion the Purchaser must deliver to the Vendor a copy of the minutes of the meeting of directors of CBio whereby the directors of CBio resolve to issue the CBio Shares to the Vendor.

7.3 The obligations of the parties in respect of Completion shall be interdependent. All actions at Completion shall be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments have been made.

8. **WARRANTIES**

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the beneficial owner of the VLA Shares;

(b) the Vendor is entitled to be registered as the owner of the VLA Shares;

(c) the VLA Shares have been duly issued and allotted and are fully paid up;

(d) each of the VLA Shares is unencumbered, save for the Mortgage;

(e) the Mortgage charges the VLA Shares, but otherwise secures a non-recourse facility and will create no personal obligation in CBio to pay any money to the mortgagee or any other person;

(f) the Vendor is entitled and competent to sell and transfer the VLA Shares without further consent of any person, save for the mortgagee, which it will obtain prior to completion;

(g) the Vendor is not insolvent;

(h) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(i) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(j) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(k) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(l) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(m) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(n) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 The Purchaser hereby represents and warrants to the Vendor that:-

(a) the Purchaser is entitled to issue the CBio Shares;

(b) the Vendor will, on completion, be immediately entitled to be registered as the owner of the CBio Shares;

(c) the CBio Shares will be duly issued and allotted and fully paid up;

(d) each of the CBio Shares will, on completion, be unencumbered;

(e) the Purchaser is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Purchaser to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Purchaser nor has any sequestration order been made or writ of execution issued against the Purchaser or its Assets;

(h) no alterations will be made to the Purchaser's Constitution between the date of this Agreement and the Completion Date except any alteration approved or required by the Vendor in writing;

(i) between the date of this Agreement and the Completion Date the Purchaser shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Purchaser or any of its subsidiaries;

(j) the Purchaser has not granted any power of attorney;

8.3 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. INDEMNITY

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder; or

(b) rescind this Agreement but without prejudice to its rights to claim damages; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the VLA Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the VLA Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Purchaser, to it at:-

Name: CBio Limited
Address: 85 Brandl Street,
EIGHT MILE PLAINS 4113
Attention: Mr Yeates
Fax No: 07 3841 8189

(b) If to the Vendor, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Address: Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Attention: Mr Gye
Fax No: 02 9223 7977

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. COUNTERPARTS

15.1 This Agreement may be executed in any number of counterparts and all of those counterparts shall, taken together, constitute one and the same instrument.

15.2 A party may, without prejudice to any other mode of delivery, deliver this Agreement, or an executed counterpart to another party by sending it to that party's facsimile transmission number set out in clause 14 hereof, provided that the sending machine produces a successful transmission record of the transmission.

16. ENTIRE AGREEMENT

16.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

16.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation, understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

16.3 The provisions of Clauses 16.1 and 16.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 16.1 and 16.2.

17. WAIVER

17.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision,

condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

18. **GOVERNING LAW**

18.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by **CBIO LIMITED ACN 094 730 417** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Viralytics Limited

ACN/ARSN: 010 657 351

1. Details of substantial holder (1)

Name: Troubleproof Land Pty Ltd

ACN/ARSN (if applicable): 126 275 974

The holder became a substantial holder on 29 /06 /07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	19,330,843	19,330,843	8.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
N/A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
N/A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Clement Anthony Gye capacity Director

sign here date 02/ 07 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

TO: Viralytics Limited ACN 010 657 351

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Troubleproof Land Pty Ltd ACN 126 275 974	Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Viralytics Limited ACN 010 657 351	C/- McCullough Robertson Lawyers, level 11, 66 Eagle Street, Brisbane, Qld, 4000

This is annexure A of 1 page referred to in form 603 Notice of initial substantial holder.

Signed: ____________________

Name: Clement Anthony Gye

Dates: 2 July, 2007

SHARE PURCHASE AGREEMENT

DATED the 29th day of June, 2007

BETWEEN

AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690

AND

TROUBLEPROOF LAND PTY LTD ACN 126 275 974

I certify this to be a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE **4000**

Tel: (07) 3004 8888
Fax: (07) 3004 8899

TABLE OF CONTENTS

THIS SHARE PURCHASE AGREEMENT is made the day of June, 2007

BETWEEN:	**AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690** of 73 Airlie Road, Pullenvale, Brisbane, Queensland.
AND:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974** of level 5, 6-10 O'Connell Street, Sydney, NSW,2001.

WHEREAS:

A. The Vendor is the registered and beneficial owner of the Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. DEFINITIONS

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Mortgage:	the Mortgage securing the payment of the Purchase Price
Purchase Price:	$0.09 per VLA share
Purchaser:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974** .
Shares:	13,000,000 shares in the capital of the Company.
Vendor:	**AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690**

2. INTERPRETATION

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. SALE AND PURCHASE

3.1 Subject to the terms of this Agreement the Vendor shall sell the Shares and the Purchaser shall purchase the Shares, on the Completion Date:-

(a) free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. CONSIDERATION

4.1 In consideration for the purchase of the Shares, the Purchaser shall:-

(a) grant the Mortgage to the Vendor; and

(b) pay the Purchase Price to the Vendor, within 30 days of demand, subject to the provisions of the Mortgage.

5. PRE-EMPTION

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. COMPLETION

6.1 Completion shall take place at Sydney on the Completion Date.

7. ACTION AT COMPLETION

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5.

7.2 On Completion the Purchaser must deliver to the Vendor the Mortgage, duly executed.

7.3 The obligations of the parties in respect of Completion shall be interdependent. All actions at Completion shall be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments have been made.

8. WARRANTIES

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the registered and beneficial owner of the Shares;

(b) the Shares have been duly issued and allotted and are fully paid up;

(c) each of the Shares is unencumbered;

(d) the Vendor is entitled and competent to sell and transfer the Shares without further consent of any person;

(e) the Vendor is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(h) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(i) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(j) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(k) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(l) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. INDEMNITY

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder; or

(b) rescind this Agreement but without prejudice to its rights to claim damages; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Vendor, to it at:-

Name: Australian Technology and Innovation Fund Limited
Address: c/ Mr S G B Jones

73 Airlie Road,
PULLENVALE 4069
Attention: Mr Jones
Fax No: 07 3374 0859

(b) If to the Purchaser, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Address: Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Attention: Mr Gye
Fax No: 02 9223 7977

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. COUNTERPARTS

15.1 This Agreement may be executed in any number of counterparts and all of those counterparts shall, taken together, constitute one and the same instrument.

15.2 A party may, without prejudice to any other mode of delivery, deliver this Agreement, or an executed counterpart to another party by sending it to that party's facsimile transmission number set out in clause 14 hereof, provided that the sending machine produces a successful transmission record of the transmission.

16. ENTIRE AGREEMENT

16.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

16.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation,

understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

16.3 The provisions of Clauses 16.1 and 16.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 16.1 and 16.2.

17. WAIVER

17.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision, condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

18. GOVERNING LAW

18.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690 by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness

Director

Witness

Director/Secretary

Witness

Sole Director

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:	)))))

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

SHARE PURCHASE AGREEMENT

DATED the 27th day of June, 2007

BETWEEN

MICHAEL ANDREW MONSOUR

AND

ANNE MARGARET MONSOUR

AND

ISABEL ALICE MONSOUR

AND

EMMA LUCILLE MONSOUR

AND

MPAMM PTY LTD

AND

MP MONSOUR MEDICAL PRACTICE PTY LTD

AND

TROUBLEPROOF LAND PTY LTD

I certify this is a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE 4000

Tel: (07) 3004 8888
Fax: (07) 3004 8899

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TABLE OF CONTENTS

THIS SHARE PURCHASE AGREEMENT is made the 27th day of June, 2007

BETWEEN:	**MICHAEL ANDREW MONSOUR** of 297 Kent Street, Maryborough, Queensland
AND:	**ANNE MARGARET MONSOUR** of 297 Kent Street, Maryborough, Queensland
AND:	**ISABEL ALICE MONSOUR** of 297 Kent Street, Maryborough, Queensland
AND:	**EMMA LUCILLE MONSOUR** of 297 Kent Street, Maryborough, Queensland
AND:	**MPAMM PTY LTD** of 297 Kent Street, Maryborough, Queensland
AND:	**MP MONSOUR MEDICAL PRACTICE PTY LTD** of 297 Kent Street, Maryborough, Queensland
AND:	**TROUBLEPROOF LAND PTY LTD ACN** of

WHEREAS:

A. The Vendors are the registered and beneficial owners of the Shares.

B. The Purchaser has agreed to buy and the Vendors have agreed to sell the Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. DEFINITIONS

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

Anne Monsour:	**ANNE MARGARET MONSOUR** (Number of shares: 240,500)
ASX:	Australian Stock Exchange.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.

Emma Monsour:	**EMMA LUCILLE MONSOUR** (Number of shares: 100,000)
Isabel Monsour:	**ISABEL ALICE MONSOUR** (Number of shares: 100,000)
Michael Monsour:	**MICHAEL ANDREW MONSOUR** (Number of shares: 100,000)
MPAMM:	**MPAMM PTY LTD ACN 082 374 098** (Number of shares:3,442,843)
MP Monsour Medical:	**MP MONSOUR MEDICAL PRACTICE PTY LTD ACN 010 260 410** (Number of shares: 927,500)
Purchase Price:	$0.09 per VLA share
Purchaser:	**TROUBLEPROOF LAND PTY LTD.**
Shares:	4,910,843 shares in the capital of the Company.
Vendors:	Michael Monsour, Anne Monsour, Isabel Monsour, Emma Monsour, MPAMM, and MP Monsour Medical.

2. INTERPRETATION

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. SALE AND PURCHASE

3.1 Subject to the terms of this Agreement the Vendors shall sell the Shares and the Purchaser shall purchase the Shares, on the Completion Date:-

(a) free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. CONSIDERATION

4.1 In consideration for the purchase of the Shares, the Purchaser shall pay the Purchase Price to the Vendor.

5. PRE-EMPTION

5.1 The Vendors agree by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the Shares

conferred by the Constitution of the Company, or any other agreement to which any of the Vendors may be party.

6. COMPLETION

6.1 Completion shall take place at Sydney on the Completion Date.

7. ACTION AT COMPLETION

7.1 On completion, the Vendors must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5.

7.2 On Completion the Purchaser must pay the Purchase Price to each of the Vendors, in the respective sums they may direct in writing.

7.3 The obligations of the parties in respect of Completion shall be interdependent. All actions at Completion shall be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments have been made.

8. WARRANTIES

8.1 Each Vendor hereby represents and warrants to the Purchaser, for and in respect of his own Shares only, that:-

(a) the Vendor is the respective registered and beneficial owner of the Shares;

(b) the Shares have been duly issued and allotted and are fully paid up;

(c) each of the Shares is unencumbered;

(d) the Vendor is entitled and competent to sell and transfer the Shares without further consent of any person;

(e) the Vendor is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(h) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(i) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(j) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(k) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(l) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. INDEMNITY

9.1 Each Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion, but in respect of his own Shares only:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If any of the Vendors refuse or are unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder against the defaulting Vendor; or

(b) rescind this Agreement but without prejudice to its rights to claim damages against the defaulting Vendor; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement against the defaulting Vendor.

10.2 The Purchaser hereby indemnifies the Vendors against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion,

as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendors who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendors from the Purchaser liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendors in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendors to first tender a transfer of the Shares to the Purchaser before the Vendors may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendors under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to Vendors, to them at:-

Name: Dr Michael Monsour
Address: 297 Kent Street, Maryborough, Queensland, 4705
Attention: Dr Monsour
Fax No: (07) 4121 5649

(b) If to the Purchaser, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD**
Address:
Attention:
Fax No:

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. ENTIRE AGREEMENT

15.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

15.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation, understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

15.3 The provisions of Clauses 15.1 and 15.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 15.1 and 15.2.

16. WAIVER

16.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision, condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

17. GOVERNING LAW

17.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

SIGNED SEALED AND DELIVERED by)
MICHAEL ANDREW MONSOUR in the)
presence of:)

M A Monsour

Witness SAHensley
S.A. HENSLEY

SIGNED SEALED AND DELIVERED by)
ANNE MARGARET MONSOUR in the)
presence of:)

Witness S.A. Hemsley
S.A·HEMSLEY

SIGNED SEALED AND DELIVERED by **ISABEL ALICE MONSOUR** in the presence of:)

Witness S.A. HEMSLEY

SIGNED SEALED AND DELIVERED by **EMMA LUCILLE MONSOUR** in the presence of:)

Witness S.A. HEMSLEY

EXECUTED by **MPAMM Pty Ltd ACN 082 374 098** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness S.A. HEMSLEY **Director**

Witness S.A. HEMSLEY **Director/Secretary**

Witness **Sole Director**

EXECUTED by **MP Monsour Medical Practice Pty Ltd ACN 010 260 410** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness S.A. HEMSLEY **Director**

Witness S.A. HEMSLEY **Director/Secretary**

Witness **Sole Director**

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

EXECUTED by **MP Monsour Medical Practice Pty Ltd ACN 010 260 410** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN** 126 275 974 by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

SHARE PURCHASE AGREEMENT

DATED the 27th day of June, 2007

BETWEEN

S AND M STREETER INVESTMENT CO PTY LTD ACN 003 934 647

AND

TROUBLEPROOF LAND PTY LTD

I certify this is a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE 4000

Tel: (07) 3004 8888
Fax: (07) 3004 8899

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TABLE OF CONTENTS

Page

THIS SHARE PURCHASE AGREEMENT is made the 27th day of June, 2007

BETWEEN: **S AND M STREETER INVESTMENT CO PTY LTD ACN 003 934 647** of 7 Jellicoe Street, Bagowlah Heights, New South Wales, 2093

AND: **TROUBLEPROOF LAND PTY LTD ACN** of

WHEREAS:

A. The Vendor is the registered and beneficial owner of the Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. **DEFINITIONS**

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Purchase Price:	$0.09 per VLA share
Purchaser:	**TROUBLEPROOF LAND PTY LTD.**
Shares:	1,000,000 shares in the capital of the Company.
Vendor:	**S AND M STREETER INVESTMENT CO PTY LTD ACN 003 934 647**

2. **INTERPRETATION**

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. SALE AND PURCHASE

3.1 Subject to the terms of this Agreement the Vendor shall sell the Shares and the Purchaser shall purchase the Shares, on the Completion Date:-

(a) free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. CONSIDERATION

4.1 In consideration for the purchase of the Shares, the Purchaser shall pay the Purchase Price to the Vendor.

5. PRE-EMPTION

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. COMPLETION

6.1 Completion shall take place at Sydney on the Completion Date.

7. ACTION AT COMPLETION

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5.

7.2 On Completion the Purchaser must pay the Purchase Price to the Vendor, in the sums they may direct in writing.

8. WARRANTIES

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the respective registered and beneficial owner of the Shares;

(b) the Shares have been duly issued and allotted and are fully paid up;

(c) each of the Shares is unencumbered;

(d) the Vendor is entitled and competent to sell and transfer the Shares without further consent of any person;

(e) the Vendor is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(h) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(i) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(j) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(k) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(l) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. INDEMNITY

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion in respect of:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder against the Vendor; or

(b) rescind this Agreement but without prejudice to its rights to claim damages against the Vendor; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement against the Vendor.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser as liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Vendor, to him at:-

Name: S and M Streeter Investment Co PTY LTD ACN 003 934 647
Address: 7 Jellicoe Street, Bagowlah Heights, New South Wales, 2093
Attention: Mr Streeter
Fax No:

(b) If to the Purchaser, to it at:-

Name: Troubleproof Land Pty Lt
Address:
Attention:
Fax No:

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. ENTIRE AGREEMENT

15.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

15.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation, understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

15.3 The provisions of Clauses 15.1 and 15.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 15.1 and 15.2.

16. WAIVER

16.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision, condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

17. GOVERNING LAW

17.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by S AND M STREETER INVESTMENT CO PTY LTD ACN 003 934 647 by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness [signature] Director [signature]

Witness [signature] Director/Secretary Marilyn Streeter

Witness Sole Director

EXECUTED by TROUBLEPROOF LAND PTY LTD ACN 126275974 by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness Director [signature]

Witness Director/Secretary [signature]

Witness Sole Director

SHARE PURCHASE AGREEMENT

DATED the 29th day of June, 2007

BETWEEN

AUSTRALIAN BIOFUND INVESTMENTS LIMITED

AND

TROUBLEPROOF LAND PTY LTD ACN 126 275 974

I certify this is a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE **4000**

Tel: (07) 3004 8888
Fax: (07) 3004 8899

TABLE OF CONTENTS

Page

THIS SHARE PURCHASE AGREEMENT is made the 29th day of June, 2007

BETWEEN:	**AUSTRALIAN BIOFUND INVESTMENTS LIMITED** of Floor 19 Beverly House, 93-107 Lockhart Road, Wan Chai, Hong Kong
AND:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974** of level 5, 6-10 O'Connell Street, Sydney, NSW,2001

WHEREAS:

A. The Vendor is the registered and beneficial owner of the Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. DEFINITIONS

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Purchase Price:	$0.09 per VLA share
Purchaser:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Shares:	420,000 shares in the capital of the Company.
Vendor:	**AUSTRALIAN BIOFUND INVESTMENTS LIMITED**

2. **INTERPRETATION**

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. **SALE AND PURCHASE**

3.1 Subject to the terms of this Agreement the Vendor shall sell the Shares and the Purchaser shall purchase the Shares, on the Completion Date:-

(a) free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. CONSIDERATION

4.1 In consideration for the purchase of the Shares, the Purchaser shall pay the Purchase Price to the Vendor.

5. PRE-EMPTION

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. COMPLETION

6.1 Completion shall take place at Sydney on the Completion Date.

7. ACTION AT COMPLETION

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5.

7.2 On Completion the Purchaser must pay the Purchase Price to the Vendor, in the sums they may direct in writing.

8. WARRANTIES

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the respective registered and beneficial owner of the Shares;

(b) the Shares have been duly issued and allotted and are fully paid up;

(c) each of the Shares is unencumbered;

(d) the Vendor is entitled and competent to sell and transfer the Shares without further consent of any person;

(e) the Vendor is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(h) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(i) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(j) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(k) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(l) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. INDEMNITY

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion in respect of:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder against the Vendor; or

(b) rescind this Agreement but without prejudice to its rights to claim damages against the Vendor; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement against the Vendor.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser as liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Vendor, to him at:-

Name: Australian Biofund Investments Limited
Address: Floor 19 Beverly House, 93-107 Lockhart Road, Wan Chai, Hong Kong
Attention:
Fax No:

(b) If to the Purchaser, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Address: Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Attention: Mr Gye
Fax No: 02 9223 7977

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. COUNTERPARTS

15.1 This Agreement may be executed in any number of counterparts and all of those counterparts shall, taken together, constitute one and the same instrument.

15.2 A party may, without prejudice to any other mode of delivery, deliver this Agreement, or an executed counterpart to another party by sending it to that party's facsimile transmission number set out in clause 14 hereof, provided that the sending machine produces a successful transmission record of the transmission.

16. ENTIRE AGREEMENT

16.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

16.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation, understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

16.3 The provisions of Clauses 16.1 and 16.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 16.1 and 16.2.

17. WAIVER

17.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision,

condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

18. GOVERNING LAW

18.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by **AUSTRALIAN BIOFUND INVESTMENTS LIMITED** by **STEPHEN GEORGE BURCH JONES** who hereby warrants that he is duly authorised to execute this agreement on its behalf in the presence of:)

Witness **Director**

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 JUL 10 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 July 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~**Viralytics Limited**~~ Genron Ltd
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

Form 603

Corporations Act 2001
Section 671B

RECEIVED
2007 JUL 10 P 3:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of initial substantial holder

To Company Name/Scheme: Viralytics Limited

ACN/ARSN: 010 657 351

1. Details of substantial holder (1)

Name: CBio Limited

ACN/ARSN (if applicable): 094 730 417

The holder became a substantial holder on 29/06/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	19,330,843	19,330,843	8.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
N/A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
N/A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Stephen George Burch Jones capacity Director

sign here date 02/ 07 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

TO: Viralytics Limited ACN 010 657 351

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBio Limited ACN 09 730 417	Brisbane Technology Park, 85 Brandl Street, Eight Mile Plains
Viralytics Limited ACN 010 657 351	C/- McCullough Robertson Lawyers, level 11, 66 Eagle Street, Brisbane, Qld, 4000

This is annexure A of 1 page referred to in form 603 Notice of initial substantial holder.

Signed:

Name: Stephen George Burch Jones

Dates: 2 July, 2007

SHARE PURCHASE AGREEMENT

DATED the 29th day of June, 2007

BETWEEN

CBIO LIMITED ACN 094 730 417

AND

TROUBLEPROOF LAND PTY LTD ACN 126 275 974

I certify this to be a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE **4000**

Tel: (07) 3004 8888
Fax: (07) 3004 8899

P16570_PLS.wpd

TABLE OF CONTENTS

THIS SHARE PURCHASE AGREEMENT is made the 29th day of June, 2007

BETWEEN: **CBIO LIMITED ACN 094 730 417** of 85 Brandl Street, Eight Mile Plains, Brisbane, Queensland.

AND: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** of level 5, 6-10 O'Connell Street, Sydney, NSW,2001

WHEREAS:

A. The Vendor is the beneficial owner of the VLA Shares, and is entitled to be registered as the owner of the VLA Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the VLA Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. DEFINITIONS

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
CBio Shares:	Ordinary voting shares in the capital of the Purchaser, to be issued to the Vendor in consideration for the acquisition of the VLA Shares.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Mortgage:	the Mortgage granted by the Vendor over the VLA Shares, a copy of which it has provided to the Purchaser.
Purchaser (or CBio):	**CBIO LIMITED ACN 094 730 417**
VLA Shares:	19,330,843 shares in the capital of the Company.
Vendor:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974.**

2. INTERPRETATION

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. SALE AND PURCHASE

3.1 Subject to the terms of this Agreement the Vendor shall sell the VLA Shares and the Purchaser shall purchase the VLA Shares, on the Completion Date:-

(a) subject to the Mortgage, but otherwise free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. **CONSIDERATION**

4.1 In consideration for the purchase of the VLA Shares, the Purchaser shall issue to the Vendor one (1) CBio Share for every fifty-five (55) VLA Shares the subject of this Agreement.

5. **PRE-EMPTION**

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the VLA Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the VLA Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. **COMPLETION**

6.1 Completion shall take place at Brisbane on the Completion Date.

7. **ACTION AT COMPLETION**

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the VLA Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5;

(d) a copy of the Mortgage;

(e) the written consent of the mortgagee to the transfer of the VLA Shares.

7.2 On Completion the Purchaser must deliver to the Vendor a copy of the minutes of the meeting of directors of CBio whereby the directors of CBio resolve to issue the CBio Shares to the Vendor.

7.3 The obligations of the parties in respect of Completion shall be interdependent. All actions at Completion shall be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments have been made.

8. **WARRANTIES**

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the beneficial owner of the VLA Shares;

(b) the Vendor is entitled to be registered as the owner of the VLA Shares;

(c) the VLA Shares have been duly issued and allotted and are fully paid up;

(d) each of the VLA Shares is unencumbered, save for the Mortgage;

(e) the Mortgage charges the VLA Shares, but otherwise secures a non-recourse facility and will create no personal obligation in CBio to pay any money to the mortgagee or any other person;

(f) the Vendor is entitled and competent to sell and transfer the VLA Shares without further consent of any person, save for the mortgagee, which it will obtain prior to completion;

(g) the Vendor is not insolvent;

(h) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(i) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(j) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(k) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(l) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(m) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(n) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 The Purchaser hereby represents and warrants to the Vendor that:-

(a) the Purchaser is entitled to issue the CBio Shares;

(b) the Vendor will, on completion, be immediately entitled to be registered as the owner of the CBio Shares;

(c) the CBio Shares will be duly issued and allotted and fully paid up;

(d) each of the CBio Shares will, on completion, be unencumbered;

(e) the Purchaser is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Purchaser to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Purchaser nor has any sequestration order been made or writ of execution issued against the Purchaser or its Assets;

(h) no alterations will be made to the Purchaser's Constitution between the date of this Agreement and the Completion Date except any alteration approved or required by the Vendor in writing;

(i) between the date of this Agreement and the Completion Date the Purchaser shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Purchaser or any of its subsidiaries;

(j) the Purchaser has not granted any power of attorney;

8.3 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. **INDEMNITY**

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder; or

(b) rescind this Agreement but without prejudice to its rights to claim damages; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the VLA Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the VLA Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Purchaser, to it at:-

Name: CBio Limited
Address: 85 Brandl Street,
EIGHT MILE PLAINS 4113
Attention: Mr Yeates
Fax No: 07 3841 8189

(b) If to the Vendor, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Address: Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Attention: Mr Gye
Fax No: 02 9223 7977

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. COUNTERPARTS

15.1 This Agreement may be executed in any number of counterparts and all of those counterparts shall, taken together, constitute one and the same instrument.

15.2 A party may, without prejudice to any other mode of delivery, deliver this Agreement, or an executed counterpart to another party by sending it to that party's facsimile transmission number set out in clause 14 hereof, provided that the sending machine produces a successful transmission record of the transmission.

16. ENTIRE AGREEMENT

16.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

16.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation, understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

16.3 The provisions of Clauses 16.1 and 16.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 16.1 and 16.2.

17. WAIVER

17.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision,

condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

18. **GOVERNING LAW**

18.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by **CBIO LIMITED ACN 094 730 417** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness

Director

Witness

Director/Secretary

Witness

Sole Director

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness

Director

Witness

Director/Secretary

Witness

Sole Director

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Viralytics Limited

ACN/ARSN: 010 657 351

1. Details of substantial holder(1)

Name: Australian Technology Innovation Fund Limited

ACN/ARSN (if applicable): 098 694 690

The holder ceased to be a substantial holder on: 29 /06 /07

The previous notice was given to the company on: 23 /05 /07

The previous notice was dated: 23 /05 /07

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
See	Annexure A				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name: Stephen George Burch Jones capacity: Director

sign here [signature] date: 02 / 07 /07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

TO: Viralytics Limited ACN 010 657 351

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
29.06.07	Australian Technology Innovation Fund Limited ACN 098 694 690	Off market transfer	$1,170,000.00	13,000,000	5.40%

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Australian Technology Innovation Fund Limited ACN 098 694 690	73 Airlie Road, Pullenvale, Queensland, 4069
Viralytics Limited ACN 010 657 351	C/- McCullough Robertson Lawyers, level 11, 66 Eagle Street, Brisbane, Qld, 4000

This is annexure A of 1 page referred to in form 605 Notice of Ceasing to be a Substantial Holder.

Signed:

Name: Stephen George Burch Jones

Dates: 2 July, 2007

SHARE PURCHASE AGREEMENT

DATED the 29th day of June, 2007

BETWEEN

AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690

AND

TROUBLEPROOF LAND PTY LTD ACN 126 275 974

I certify this to be a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE **4000**

Tel: (07) 3004 8888
Fax: (07) 3004 8899

TABLE OF CONTENTS

THIS SHARE PURCHASE AGREEMENT is made the day of June, 2007

BETWEEN: **AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690** of 73 Airlie Road, Pullenvale, Brisbane, Queensland.

AND: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** of level 5, 6-10 O'Connell Street, Sydney, NSW,2001.

WHEREAS:

A. The Vendor is the registered and beneficial owner of the Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. **DEFINITIONS**

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Mortgage:	the Mortgage securing the payment of the Purchase Price
Purchase Price:	$0.09 per VLA share
Purchaser:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974 .**
Shares:	13,000,000 shares in the capital of the Company.
Vendor:	**AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690**

2. INTERPRETATION

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. SALE AND PURCHASE

3.1 Subject to the terms of this Agreement the Vendor shall sell the Shares and the Purchaser shall purchase the Shares, on the Completion Date:-

(a) free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. **CONSIDERATION**

4.1 In consideration for the purchase of the Shares, the Purchaser shall:-

(a) grant the Mortgage to the Vendor; and

(b) pay the Purchase Price to the Vendor, within 30 days of demand, subject to the provisions of the Mortgage.

5. **PRE-EMPTION**

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. **COMPLETION**

6.1 Completion shall take place at Sydney on the Completion Date.

7. **ACTION AT COMPLETION**

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5.

7.2 On Completion the Purchaser must deliver to the Vendor the Mortgage, duly executed.

7.3 The obligations of the parties in respect of Completion shall be interdependent. All actions at Completion shall be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments have been made.

8. **WARRANTIES**

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the registered and beneficial owner of the Shares;

(b) the Shares have been duly issued and allotted and are fully paid up;

(c) each of the Shares is unencumbered;

(d) the Vendor is entitled and competent to sell and transfer the Shares without further consent of any person;

(e) the Vendor is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(h) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(i) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(j) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(k) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(l) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. **INDEMNITY**

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder; or

(b) rescind this Agreement but without prejudice to its rights to claim damages; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Vendor, to it at:-

Name: Australian Technology and Innovation Fund Limited
Address: c/ Mr S G B Jones

73 Airlie Road,
PULLENVALE 4069
Attention: Mr Jones
Fax No: 07 3374 0859

(b) If to the Purchaser, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Address: Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Attention: Mr Gye
Fax No: 02 9223 7977

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. COUNTERPARTS

15.1 This Agreement may be executed in any number of counterparts and all of those counterparts shall, taken together, constitute one and the same instrument.

15.2 A party may, without prejudice to any other mode of delivery, deliver this Agreement, or an executed counterpart to another party by sending it to that party's facsimile transmission number set out in clause 14 hereof, provided that the sending machine produces a successful transmission record of the transmission.

16. ENTIRE AGREEMENT

16.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

16.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation,

understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

16.3 The provisions of Clauses 16.1 and 16.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 16.1 and 16.2.

17. WAIVER

17.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision, condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

18. GOVERNING LAW

18.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690 by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness — Director

Witness — Director/Secretary

Witness — Sole Director

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness	**Director**
Witness	**Director/Secretary**
Witness	**Sole Director**

Current Company Extract for VIRALYTICS LIMITED

Extracted from ASIC database on 03/07/2007 at 15:30

This computer-produced extract contains information derived from the ASIC database, either from documents lodged with the ASIC (and processed as at the stated date of the extract), or from records supplied by previous State and/or Territory systems. Please inform the ASIC promptly of any error or omission which you may find, so that we can correct it. The Information Division of the Australian Securities and Investments Commission is certified under the Australian Quality Standard AS 3901 (International Standard ISO 9001).

Corporation Details		Document Number
Name:	VIRALYTICS LIMITED	023071158
A.C.N.:	010657351	
A.B.N.:	12010657351	
Registered In:	QLD	
Registration Date:	14/08/1986	
Previous State number:	86B05197J	
Governance Type:	Constitution	
Organisation Number Type:	A.C.N. (Australian Company Number)	
Review Date:	14/08/2007	
Details Start Date:	21/12/2006	
Status:	Registered	
Name Start Date:	21/12/2006	
Type:	Australian Public Company	
Class:	Limited by Shares	
Subclass:	Listed Public Company	
Disclosing Entity:	Yes	

Company Addresses		Document Number
Address Type:	Registered Office	023552662
Address:	MCCULLOUGH ROBERTSON LAWYERS LEVEL 11 66 EAGLE STREET BRISBANE , QLD 4001	
Start Date:	26/03/2007	
Address Type:	Principal Place of Business	023552662
Address:	SUITE 8 33 RYDE ROAD PYMBLE , NSW 2073	
Start Date:	14/02/2007	

Company Officers		Document Number
Role:	Director	0E7474316
Name:	DULHUNTY, BRYAN GERARD	
Address:	14 KILPA PLACE ST IVES , NSW 2075	
Birth Details:	09/10/1955 SYDNEY NSW	
Appointment Date:	23/07/2002	
Role:	Director	7E0700284
Name:	SHAFREN, DARREN	
Address:	14 HIGH STREET THE HILL , NSW 2300	
Birth Details:	07/05/1963 NEWCASTLE NSW	
Appointment Date:	14/12/2004	

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Viralytics Limited

ACN/ARSN: 010 657 351

1. Details of substantial holder (1)

Name: CBio Limited

ACN/ARSN (if applicable): 094 730 417

The holder became a substantial holder on 29/06/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	19,330,843	19,330,843	8.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
N/A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
N/A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Stephen George Burch Jones   capacity Director

sign here   date 02/ 07 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into seperate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

TO: Viralytics Limited ACN 010 657 351

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBio Limited ACN 09 730 417	Brisbane Technology Park, 85 Brandl Street, Eight Mile Plains
Viralytics Limited ACN 010 657 351	C/- McCullough Robertson Lawyers, level 11, 66 Eagle Street, Brisbane, Qld, 4000

This is annexure A of 1 page referred to in form 603 Notice of initial substantial holder.

Signed:

Name: Stephen George Burch Jones

Dates: 2 July, 2007

SHARE PURCHASE AGREEMENT

DATED the 29th day of June, 2007

BETWEEN

CBIO LIMITED ACN 094 730 417

AND

TROUBLEPROOF LAND PTY LTD ACN 126 275 974

I certify this
to be a true
and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE **4000**

Tel: (07) 3004 8888
Fax: (07) 3004 8899

TABLE OF CONTENTS

THIS SHARE PURCHASE AGREEMENT is made the 29th day of June, 2007

BETWEEN: **CBIO LIMITED ACN 094 730 417** of 85 Brandl Street, Eight Mile Plains, Brisbane, Queensland.

AND: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** of level 5, 6-10 O'Connell Street, Sydney, NSW, 2001

WHEREAS:

A. The Vendor is the beneficial owner of the VLA Shares, and is entitled to be registered as the owner of the VLA Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the VLA Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. DEFINITIONS

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
CBio Shares:	Ordinary voting shares in the capital of the Purchaser, to be issued to the Vendor in consideration for the acquisition of the VLA Shares.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Mortgage:	the Mortgage granted by the Vendor over the VLA Shares, a copy of which it has provided to the Purchaser.
Purchaser (or CBio):	**CBIO LIMITED ACN 094 730 417**
VLA Shares:	19,330,843 shares in the capital of the Company.
Vendor:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974.**

2. INTERPRETATION

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. SALE AND PURCHASE

3.1 Subject to the terms of this Agreement the Vendor shall sell the VLA Shares and the Purchaser shall purchase the VLA Shares, on the Completion Date:-

(a) subject to the Mortgage, but otherwise free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. **CONSIDERATION**

4.1 In consideration for the purchase of the VLA Shares, the Purchaser shall issue to the Vendor one (1) CBio Share for every fifty-five (55) VLA Shares the subject of this Agreement.

5. **PRE-EMPTION**

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the VLA Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the VLA Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. **COMPLETION**

6.1 Completion shall take place at Brisbane on the Completion Date.

7. **ACTION AT COMPLETION**

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the VLA Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5;

(d) a copy of the Mortgage;

(e) the written consent of the mortgagee to the transfer of the VLA Shares.

7.2 On Completion the Purchaser must deliver to the Vendor a copy of the minutes of the meeting of directors of CBio whereby the directors of CBio resolve to issue the CBio Shares to the Vendor.

7.3 The obligations of the parties in respect of Completion shall be interdependent. All actions at Completion shall be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments have been made.

8. WARRANTIES

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the beneficial owner of the VLA Shares;

(b) the Vendor is entitled to be registered as the owner of the VLA Shares;

(c) the VLA Shares have been duly issued and allotted and are fully paid up;

(d) each of the VLA Shares is unencumbered, save for the Mortgage;

(e) the Mortgage charges the VLA Shares, but otherwise secures a non-recourse facility and will create no personal obligation in CBio to pay any money to the mortgagee or any other person;

(f) the Vendor is entitled and competent to sell and transfer the VLA Shares without further consent of any person, save for the mortgagee, which it will obtain prior to completion;

(g) the Vendor is not insolvent;

(h) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(i) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(j) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(k) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(l) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(m) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(n) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 The Purchaser hereby represents and warrants to the Vendor that:-

(a) the Purchaser is entitled to issue the CBio Shares;

(b) the Vendor will, on completion, be immediately entitled to be registered as the owner of the CBio Shares;

(c) the CBio Shares will be duly issued and allotted and fully paid up;

(d) each of the CBio Shares will, on completion, be unencumbered;

(e) the Purchaser is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Purchaser to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Purchaser nor has any sequestration order been made or writ of execution issued against the Purchaser or its Assets;

(h) no alterations will be made to the Purchaser's Constitution between the date of this Agreement and the Completion Date except any alteration approved or required by the Vendor in writing;

(i) between the date of this Agreement and the Completion Date the Purchaser shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Purchaser or any of its subsidiaries;

(j) the Purchaser has not granted any power of attorney;

8.3 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. INDEMNITY

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder; or

(b) rescind this Agreement but without prejudice to its rights to claim damages; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the VLA Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the VLA Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Purchaser, to it at:-

Name: CBio Limited
Address: 85 Brandl Street,
EIGHT MILE PLAINS 4113
Attention: Mr Yeates
Fax No: 07 3841 8189

(b) If to the Vendor, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Address: Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Attention: Mr Gye
Fax No: 02 9223 7977

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. COUNTERPARTS

15.1 This Agreement may be executed in any number of counterparts and all of those counterparts shall, taken together, constitute one and the same instrument.

15.2 A party may, without prejudice to any other mode of delivery, deliver this Agreement, or an executed counterpart to another party by sending it to that party's facsimile transmission number set out in clause 14 hereof, provided that the sending machine produces a successful transmission record of the transmission.

16. ENTIRE AGREEMENT

16.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

16.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation, understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

16.3 The provisions of Clauses 16.1 and 16.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 16.1 and 16.2.

17. WAIVER

17.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision,

condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

18. **GOVERNING LAW**

18.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by **CBIO LIMITED ACN 094 730 417** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness — Director

Witness — Director/Secretary

Witness — Sole Director

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness — Director

Witness — Director/Secretary

Witness — Sole Director

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Viralytics Limited

ACN/ARSN: 010 657 351

1. Details of substantial holder(1)

Name: Australian Technology Innovation Fund Limited

ACN/ARSN (if applicable): 098 694 690

The holder ceased to be a substantial holder on: 29 /06 /07

The previous notice was given to the company on: 23 /05 /07

The previous notice was dated: 23 /05 /07

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
See	Annexure A				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name: Stephen George Burch Jones capacity: Director

sign here date: 02 / 07 /07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

TO: Viralytics Limited ACN 010 657 351

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
29.06.07	Australian Technology Innovation Fund Limited ACN 098 694 690	Off market transfer	$1,170,000.00	13,000,000	5.40%

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Australian Technology Innovation Fund Limited ACN 098 694 690	73 Airlie Road, Pullenvale, Queensland, 4069
Viralytics Limited ACN 010 657 351	C/- McCullough Robertson Lawyers, level 11, 66 Eagle Street, Brisbane, Qld, 4000

This is annexure A of 1 page referred to in form 605 Notice of Ceasing to be a Substantial Holder.

Signed:

Name: Stephen George Burch Jones

Dates: 2 July, 2007

P16590_PLS.wpd

SHARE PURCHASE AGREEMENT

DATED the 29th day of June, 2007

BETWEEN

AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690

AND

TROUBLEPROOF LAND PTY LTD ACN 126 275 974

I certify this to be a true and correct copy

Peter Leslie Somers
Solicitor
2/7/07

RUSSELL AND COMPANY
Solicitors
Level 3, Indigo House
77 Eagle Street
BRISBANE **4000**

Tel: (07) 3004 8888
Fax: (07) 3004 8899

TABLE OF CONTENTS

Page

THIS SHARE PURCHASE AGREEMENT is made the day of June, 2007

BETWEEN:	**AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690** of 73 Airlie Road, Pullenvale, Brisbane, Queensland.
AND:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974** of level 5, 6-10 O'Connell Street, Sydney, NSW,2001.

WHEREAS:

A. The Vendor is the registered and beneficial owner of the Shares.

B. The Purchaser has agreed to buy and the Vendor has agreed to sell the Shares on the terms and conditions of this Agreement.

NOW IT IS AGREED:

1. DEFINITIONS

1.1 When used in this Agreement the following terms shall have the following meanings unless the context otherwise requires:-

ASX:	Australian Stock Exchange.
Company:	**VIRALYTICS LIMITED ABN 12 010 657 351 - ASX code VLA.**
Completion:	completion of the sale and purchase hereunder.
Completion Date:	on or before 29 June, 2007.
Mortgage:	the Mortgage securing the payment of the Purchase Price
Purchase Price:	$0.09 per VLA share
Purchaser:	**TROUBLEPROOF LAND PTY LTD ACN 126 275 974 .**
Shares:	13,000,000 shares in the capital of the Company.
Vendor:	**AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690**

2. **INTERPRETATION**

2.1 In this Agreement headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:-

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses, Annexures and Schedules are references to Parts, Clauses, Annexures and Schedules to this Agreement as modified or varied from time to time;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended novated, supplemented, varied or replaced from time to time;

(g) references to any party to this Agreement or any other document, deed or agreement shall include its successors or permitted assigns;

(h) all references to dates and times are to Sydney time;

(i) all references to "$" and "dollars" are to the lawful currency of Australia.

2.2 The parties agree that the Recitals are accurate, that they shall abide by the Recitals, and that this Agreement shall, if necessary, be construed by reference to the Recitals.

3. **SALE AND PURCHASE**

3.1 Subject to the terms of this Agreement the Vendor shall sell the Shares and the Purchaser shall purchase the Shares, on the Completion Date:-

(a) free from all liens, charges, encumbrances, pledges, options and adverse equities or interest of any kind;

(b) together with all rights now attached or attaching thereto, including the right to all dividends or distributions hereafter declared, made or paid.

4. CONSIDERATION

4.1 In consideration for the purchase of the Shares, the Purchaser shall:-

(a) grant the Mortgage to the Vendor; and

(b) pay the Purchase Price to the Vendor, within 30 days of demand, subject to the provisions of the Mortgage.

5. PRE-EMPTION

5.1 The Vendor agrees by execution of this Agreement:-

(a) to waive the rights of pre-emption, if any, attaching to the Shares;

(b) to procure any other shareholder in the Company to waive in writing its rights of pre-emption, if any, attaching to the Shares

conferred by the Constitution of the Company, or any other agreement to which the Vendor may be party.

6. COMPLETION

6.1 Completion shall take place at Sydney on the Completion Date.

7. ACTION AT COMPLETION

7.1 On completion, the Vendor must deliver to the Purchaser or as the Purchaser directs:-

(a) any share certificates for the Shares;

(b) if necessary, duly executed instruments of transfer in registrable form in favour of the Purchaser as transferee;

(c) any waiver of rights of pre-emption contemplated by Part 5.

7.2 On Completion the Purchaser must deliver to the Vendor the Mortgage, duly executed.

7.3 The obligations of the parties in respect of Completion shall be interdependent. All actions at Completion shall be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments have been made.

8. **WARRANTIES**

8.1 The Vendor hereby represents and warrants to the Purchaser that:-

(a) the Vendor is the registered and beneficial owner of the Shares;

(b) the Shares have been duly issued and allotted and are fully paid up;

(c) each of the Shares is unencumbered;

(d) the Vendor is entitled and competent to sell and transfer the Shares without further consent of any person;

(e) the Vendor is not insolvent;

(f) no applications have been issued or are threatened to be issued, against the Vendor to place it in liquidation and no action has been taken or threatened to seize or take possession of any of its respective assets;

(g) there are no unsatisfied or partly unsatisfied judgments against the Vendor nor has any sequestration order been made or writ of execution issued against the Vendor or its Assets;

(h) as far as the Vendor is aware, the Company is not under an obligation to allot any shares to any person or persons, company or companies;

(i) as far as the Vendor is aware, the Company is not under any obligation nor has it given any options over its unissued shares;

(j) as far as the Vendor is aware, no alterations will be made to the Constitution of the Company or any one of its subsidiaries between the date of this Agreement and the Completion Date except any alteration approved or required by the Purchaser in writing;

(k) between the date of this Agreement and the Completion Date the Vendor shall not create any mortgage, charge, lien or encumbrance against any of the assets of the Company or any of its subsidiaries;

(l) as far as the Vendor is aware, the Company has not granted any power of attorney.

8.2 In the interpretation of the warranties contained in this Part each paragraph shall be construed as a separate warranty and its meaning shall in no way be limited by reference to any other paragraph.

9. **INDEMNITY**

9.1 The Vendor hereby indemnifies the Purchaser against all damages, losses, expenses and liabilities claimed, suffered or incurred, whether before or after Completion:-

(a) claims made or litigation with respect to the Company relating to events prior to Completion;

(b) as a consequence of any breach of any of the representations and warranties contained in this Agreement;

(c) any failure by the Vendor to perform its obligations under this Agreement;

in relation to the operation of the Company prior to Completion.

10. DEFAULT BY VENDOR

10.1 If the Vendor refuses or is unable to comply with any of the provisions of this Agreement, the Purchaser unless it waives any default may:-

(a) proceed to Completion so far as practicable without prejudice to its rights hereunder; or

(b) rescind this Agreement but without prejudice to its rights to claim damages; or

(c) seek the remedies of injunction, specific performance or other equitable relief to enforce compliance with the terms of this Agreement.

10.2 The Purchaser hereby indemnifies the Vendor against all damages, losses, costs, expenses and liabilities claimed, suffered or incurred, whether before or after completion, as a consequence of any breach of this Agreement or any failure by the Purchaser fully to perform its obligations under this Agreement.

11. DEFAULT BY PURCHASER

11.1 If the Purchaser:-

(a) defaults in any obligation contained in this Agreement which is or has become essential; or

(b) fails or neglects to comply with any of the covenants conditions and agreements of a material nature herein contained and on the part of the Purchaser to be observed and performed,

THEN any moneys, if any, which the Purchaser has paid as and by way of Deposit or on account of the Purchase Price will be forfeited to the Vendor who will be at liberty to:-

(c) sue the Purchaser for damages for breach of contract; or

(d) sue for specific performance of this Agreement; or

(e) resell the Shares at such price or prices and upon such terms and conditions as to title and Delivery payment or otherwise and generally in such manner in all respects as the Vendor sees fit.

11.2 If the re-sale is completed within two years of the default the deficiency in price, if any, arising from resale together with all expenses in connection with the resale or any attempted resale must immediately after resale be made good and paid to the Vendor by the Purchaser.

11.3 In the event of non-payment of the amount of the deficiency and any expenses the same will be recoverable by the Vendor from the Purchaser liquidated damages and not as a penalty.

11.4 Any profit on resale shall belong to the Vendor in addition to the forfeited moneys.

11.5 It will not be necessary for the Vendor to first tender a transfer of the Shares to the Purchaser before the Vendor may rely on the rights and remedies under this Part 11.

11.6 The rights and remedies given to the Vendor under this Part 11 are concurrent and not alternative.

12. FURTHER ASSURANCES

12.1 Each party shall, from time to time at its own cost and expense, make, do and execute and cause to be made done and executed all such acts, things, agreements, deeds, instruments, assurances and other documents as may be necessary, desirable or reasonably required by another party to perfect or give effect to the transactions or agreements contemplated or contained in this Agreement.

13. COSTS

13.1 Whether or not any of the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses of and incidental to the negotiation, preparation and execution of this Agreement, including the fees and disbursements of its lawyers and accountants, except that the Purchaser shall pay all duty on, or incidental to the execution of, this Agreement and the formation or completion of the transactions contemplated.

14. NOTICES

14.1 All notices and other communications provided for or permitted under this Agreement or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:-

(a) If to the Vendor, to it at:-

Name: Australian Technology and Innovation Fund Limited
Address: c/ Mr S G B Jones

73 Airlie Road,
PULLENVALE 4069
Attention: Mr Jones
Fax No: 07 3374 0859

(b) If to the Purchaser, to it at:-

Name: **TROUBLEPROOF LAND PTY LTD ACN 126 275 974**
Address: Level 5, 6-10 O'Connell Street, Sydney, NSW, 2001
Attention: Mr Gye
Fax No: 02 9223 7977

or to such other address or person as either party may specify by notice in writing to the other.

14.2 All such notices or communications shall be deemed to have been duly given or made:-

(a) three days after being deposited in the mail with postage prepaid; or

(b) when delivered by hand; or

(c) if sent by facsimile transmission, when receipt acknowledged.

14.3 The parties hereto agree, pursuant to Rule 119 of the Uniform Civil Procedure that any Claim or other process issued by any party may be served on any other party to this Agreement by sending a photocopy of the signed and sealed copy of the Claim by security post, with postage prepaid, to such other party at that party's address set forth in Clause 14.1 above.

15. COUNTERPARTS

15.1 This Agreement may be executed in any number of counterparts and all of those counterparts shall, taken together, constitute one and the same instrument.

15.2 A party may, without prejudice to any other mode of delivery, deliver this Agreement, or an executed counterpart to another party by sending it to that party's facsimile transmission number set out in clause 14 hereof, provided that the sending machine produces a successful transmission record of the transmission.

16. ENTIRE AGREEMENT

16.1 This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter of this Agreement. There is no other oral understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions hereof or binding on the parties with respect to any of the matters to which this Agreement relates.

16.2 Each of the parties hereby covenants and irrevocably acknowledges that it has not been induced to enter into this Agreement by any statement, warranty, representation,

understanding, act, omission, fact, matter, thing or conduct by or on behalf of any person including the other party, other than as expressly recorded in this Agreement.

16.3 The provisions of Clauses 16.1 and 16.2 shall operate and remain in full force and effect, except in the case of fraud by another party to this Agreement. No other fact, matter or circumstance including breach of the provisions of Part V of the *Trade Practices Act 1974* by a party to this Agreement shall interfere with or in any way derogate from the operation and effect of Clauses 16.1 and 16.2.

17. WAIVER

17.1 No waiver by either party of any default in the strict and literal performance of or compliance with any provision condition or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision, condition or requirement herein nor to be a waiver of or in any manner release either party from strict compliance with any provision condition or requirement in the future nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

18. GOVERNING LAW

18.1 This Agreement shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

EXECUTED by AUSTRALIAN TECHNOLOGY INNOVATION FUND LIMITED ACN 098 694 690 by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness | Director

Witness | Director/Secretary

Witness | Sole Director

EXECUTED by **TROUBLEPROOF LAND PTY LTD ACN 126 275 974** by two of its directors/a director and secretary/its sole director, pursuant to Section 127 of the *Corporations Act* in the presence of:)

Witness **Director**

Witness **Director/Secretary**

Witness **Sole Director**

Current Company Extract for VIRALYTICS LIMITED

Extracted from ASIC database on 03/07/2007 at 15:30

Corporation Details		Document Number
Name:	VIRALYTICS LIMITED	023071158
A.C.N.:	010657351	
A.B.N.:	12010657351	
Registered In:	QLD	
Registration Date:	14/08/1986	
Previous State number:	86B05197J	
Governance Type:	Constitution	
Organisation Number Type:	A.C.N. (Australian Company Number)	
Review Date:	14/08/2007	
Details Start Date:	21/12/2006	
Status:	Registered	
Name Start Date:	21/12/2006	
Type:	Australian Public Company	
Class:	Limited by Shares	
Subclass:	Listed Public Company	
Disclosing Entity:	Yes	

Company Addresses		Document Number
Address Type:	Registered Office	023552662
Address:	MCCULLOUGH ROBERTSON LAWYERS LEVEL 11 66 EAGLE STREET BRISBANE , QLD 4001	
Start Date:	26/03/2007	
Address Type:	Principal Place of Business	023552662
Address:	SUITE 8 33 RYDE ROAD PYMBLE , NSW 2073	
Start Date:	14/02/2007	

Company Officers		Document Number
Role:	Director	0E7474316
Name:	DULHUNTY, BRYAN GERARD	
Address:	14 KILPA PLACE ST IVES , NSW 2075	
Birth Details:	09/10/1955 SYDNEY NSW	
Appointment Date:	23/07/2002	
Role:	Director	7E0700284
Name:	SHAFREN, DARREN	
Address:	14 HIGH STREET THE HILL , NSW 2300	
Birth Details:	07/05/1963 NEWCASTLE NSW	
Appointment Date:	14/12/2004	

END